SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ALLOVIR, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

019818103

(CUSIP Number)

David Hallal

AlloVir, Inc.

139 Main Street

Cambridge, MA 02142

(617) 433-2605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019818103

(1)	Name of Reporting Persons: ElevateBio LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,420,970
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,420,970

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,420,970
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.6%*
(14)	Type of Reporting Person (See Instructions): OO

*

This percentage is calculated based on 65,106,873 shares of common stock outstanding of AlloVir, Inc. (the “Issuer”), as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

CUSIP No. 019818103

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 139 Main Street, Suite 500, Cambridge, MA 02142.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by ElevateBio LLC, a Delaware limited liability company (the “Reporting Person”).

(b) The principal business of the Reporting Person is the venture capital investment business. The principal business address of the Reporting Person is c/o AlloVir, Inc., 139 Main Street, Suite 500, Cambridge, Massachusetts 02142.

(c) The Reporting Person is a Limited Liability Company organized under the laws of the State of Delaware.

(d)-(e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Person is set forth on Schedule I hereto and is herein incorporated by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 29, 2020, the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering (“IPO”) was declared effective. The closing of the IPO took place on August 3, 2020.

Prior to the IPO, in September 2018, the Reporting Person purchased 20,000,000 shares of the Issuer’s Series A2 Preferred Stock. The source of funds for such purpose was the working capital of the Reporting Person. Upon the closing of the IPO, each share of Series A2 Preferred Stock automatically converted into shares of Common Stock at a 1-for-1.49020520953831 ratio, resulting in the Reporting Person receiving 13,420,970 shares of Common Stock.

As a result of the transactions described in this Item 3, the Reporting Person may be deemed to be the beneficial owner of approximately 20.6% of the Issuer’s outstanding shares of Common Stock. The Reporting Person has acquired or disposed of any additional shares of Common Stock since August 3, 2020.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

CUSIP No. 019818103

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Person has beneficial ownership of 13,420,970 shares of Common Stock constituting approximately 20.6% of the shares of Common Stock outstanding.

The percentage is based on 65,106,873 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on July 30, 2020, which gives effect to the additional 2,437,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

(b) The Reporting Person has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Reporting Person.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference. Except as disclosed herein, the Reporting Person has not effected any transaction in the Issuer’s share of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

David Hallal, Vikas Sinha, Morana Jovan Embiricos and Ansbert Gadicke are directors of the Reporting Person and also members of the Issuer’s board of directors. David Hallal and Vikas Sinha are also officers of the Reporting Person and the Issuer. Accordingly, the Reporting Person may have the ability to affect and influence control of the Issuer.

Lock-Up Agreement

In connection with the IPO, the Reporting Person entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, the Reporting Person will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock with respect to which the Reporting Person has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such shares.

After the Lock-Up Period expires, the Reporting Person’s shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 1 and incorporated herein by reference.

CUSIP No. 019818103

Amended and Restated Investors’ Rights Agreement

In addition, the Reporting Person and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer (the “Investor Rights Agreement”), in May 2019. Pursuant to the Investor Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of shares of Common Stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors Rights Agreement.

Demand Registration Rights

Beginning 180 days after the effective date of the registration statement for the IPO, upon the written request from the holders of a majority of the outstanding registrable securities (as defined in the Investor Rights Agreement), the Issuer will be required to file a registration statement and use commercially reasonable efforts to effect the registration of all or a portion of their registrable securities for public resale so long as the total amount of registrable shares requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $50.0 million. The Issuer is required to effect only one registration pursuant to this provision of the Investor Rights Agreement.

Short-Form Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of the holders of a majority of Issuer’s outstanding registrable securities, the Issuer will be required to file a Form S-3 registration statement with respect to their registrable securities so long as the total amount of registrable securities requested to be registered has an anticipated aggregate offering price to the public, net of selling expenses, of least $25.0 million. The Issuer is required to effect only one registration in any twelve-month period pursuant to this provision of the Investor Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer registers any securities either for its own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investor Rights Agreement, the Issuer and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which the Issuer and the underwriters determine in its sole discretion will not jeopardize the success of the offering.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to it, and the holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short-form registration rights and piggyback registration rights granted under the Investor Rights Agreement will terminate on the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

CUSIP No. 019818103

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-239698), filed with the SEC on July 23, 2020).

Exhibit 2	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, effective as of May 8, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-239698), filed with the SEC on July 6, 2020).

CUSIP No. 019818103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 13, 2020

ELEVATEBIO, LLC

By:	/s/ David Hallal
Name:	David Hallal
Title:	Chief Executive Officer

CUSIP No. 019818103

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

ELEVATEBIO, LLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Person and (ii) the business address of each director and executive officer listed below is 139 Main Street, Suite 500, Cambridge, MA 02142.

Name	Position with Reporting Person	Principal Occupation	Citizenship
David Hallal	Chief Executive Officer and Director	Chief Executive Officer	United States of America

Vikas Sinha	Chief Financial Officer and Director	President and Chief Financial Officer	United States of America

Mitchell Finer	Chief Scientific Officer and Director	Chief Scientific Officer	United States of America

Morana Jovan-Embiricos	Director	Managing Partner, F2 Ventures	United Kingdom

Ansbert Gadicke	Director	Managing Director of MPM BioVentures 2014 LLC, MPM BioVentures 2018 LLC and managing director of MPM Oncology Impact Management LP	United States of America

Germano Giuliani	Director	Pharmaceutical Executive	Switzerland